David P. Falck Executive Vice President and General Counsel Pinnacle West Capital Corporation P.O. Box 53999 Phoenix, Arizona 85072-3999

November 20, 2013

VIA EDGAR

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Pinnacle West Capital Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
Response dated September 20, 2013
File No. 001-08962

Dear Ms. Ransom:

Set forth below are our responses to the comments made by the staff of the Division of Corporation Finance (the “Staff”) in your letter dated October 8, 2013, regarding the above referenced filings.  Please note that we are submitting these responses today in keeping with our multiple conversations with you and your colleagues subsequent to our prior letter dated September 20, 2013.

For the reader’s convenience, we have reproduced each of the Staff’s comments in bold text below followed by the response of Pinnacle West Capital Corporation (the “Company”).

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON MARCH 28, 2013

Executive Compensation, page 17
Compensation Discussion and Analysis, page 17

Performance Measures:  Targets and Results, page 27

1.  We note your response to comment two in our letter dated September 12, 2013. Please provide actual results achieved for the minimum performance targets for the Fossil Generation and Palo Verde business units. Also, please clarify what “overall performance measures” mean with regard to the minimum performance targets for Palo Verde.

Response:  As noted in our letter dated September 20, 2013, Fossil Generation was subject to a minimum performance hurdle of no more than 10 OSHA recordable incidents for 2012.
Fossil Generation experienced 10 OSHA recordable incidents during 2012 and, accordingly, it achieved the hurdle.  Palo Verde’s overall business unit performance was required to achieve at least 100% of the target level for 2012 before Mr. Edington could receive any payout under the APS earnings portion of the Palo Verde incentive plan.  As noted in our second response below and as disclosed on page 28 of our Proxy Statement, the overall business unit result for Palo Verde for 2012 was 148.3% of target.  This percentage was determined based on Palo Verde’s achievement and weighting of each of the 2012 performance measures, as specified in the table below entitled “Palo Verde Performance Measures”.  In our future proxy statement disclosure, we will provide a similar level of detail about any minimum performance targets.

2.  We note further your response to comment two in our letter dated September 12, 2013 wherein you state that the business performance measures associated with each of the Company’s four business units (Corporate Resources; Customer Service, Energy Delivery and Regulatory; Fossil Generation; and Palo Verde) were based on over 40 different objective metrics. We continue to believe that the amount you pay to your named executive officers under this form of compensation and the related metrics are material information to investors. Please disclose targets and actual results for each metric.

Response:  The following tables disclose the performance targets and actual results for the Corporate Resources business unit and the Palo Verde business unit pursuant to our 2012 annual incentive plans.  As noted on page 26 of the Proxy Statement, performance of the Corporate Resources business unit was responsible for 50% of the overall 2012 incentive target opportunity for Messrs. Hatfield and Falck, and performance of the Palo Verde business unit was responsible for 50% of the overall 2012 incentive target opportunity for Mr. Edington.  This information supplements the disclosure in the table on page 27 of our Proxy Statement by providing the following information for Corporate Resources and Palo Verde:  (a) each individual measure, (b) the 2012 performance target, (c) the actual result for 2012 and (d) the percentage of target performance achieved for 2012.  The range of potential achievement for each goal is zero to 200% of the target level.

The percentages listed under column (a) in the following tables represent the percentage that each measure contributed to the overall performance of the applicable business unit. However, the overall business unit performance only counted for 50% of the overall 2012 incentive target opportunity for each of Messrs. Hatfield, Falck and Edington.

Corporate Resources	Measure	Target	Actual Results	% of Target Performance Achieved
Performance Measures
	(a)	(b)	(c)	(d)
Shareholder Value – 25%	Construction Budget (5%)	2.5% < Budget	12% < Budget	200.0%

	Operating and Maintenance Budget (15%)	Budget	2.8% < Budget	200.0%

	Below-the-line (5%)	1% < Budget	19% < Budget	200.0%
Employees – 25%	Safety
	OSHA Recordable Incidents for Corporate Resources (10%)	3	3	100.0%
	Event Free Clock Resets (15%)	29	13	200.0%
Operational Excellence – 45%	Average of the Three Business Units Below:1
Palo Verde	Overall Business Unit Results (15%)	100%	148.3%	148.3%
Customer Service, Energy Delivery and Regulatory	Overall Business Unit Results (15%)	100%	187.8%	187.8%
Fossil Generation	Overall Business Unit Results (15%)	100%	176.3%	176.3%
			Average for all Three Business Units	170.8%
Customers & Communities – 5%	JD Power Residential IOU Survey (Yes/No) (2.5%)	National IOU 1st Quartile	Yes	200.0%

	M&T Operating Efficiencies “Yes/No” (2.5%)	Yes	Yes	200.0%
Overall Business Unit Incentive Result				176.9%

1 For the calculation of the results for the Palo Verde business unit, see the table entitled “Palo Verde Performance Measures”.  For a discussion of the calculation of the results for the Customer Service, Energy Delivery and Regulatory business unit and the Fossil Generation business unit, see the narrative that follows the tables.

Palo Verde Performance	Measure	Target	Actual Results	% of Target Performance Achieved
Measures
	(a)	(b)	(c)	(d)
Shareholder Value – 20%	Capital Budget (5%)	1.2% ≤ Budget	2.2% < Budget	180.0%

	Operating and Maintenance Budget (Minus Incentives) (15%)	0.5% ≤ Budget	0.8% < Budget	153.3%
Employees – 27.5%	Accreditation (4%)	Achieved	Achieved	200.0%
	OSHA Recordables APS (5%)	1	5	0.0%
	OSHA Recordables Non-Utility (5%)	1	8	0.0%
	Voluntary Protection Program Submit (4%)	Submitted	Submitted	200.0%
	Safety Area Inspections (5%)	11	12	200.0%
	Industrial Safety Observations (2.0%)	11	12	200.0%
	Collective Radiation Exposure (2.5%)	90	59.68	200.0%
Operational Excellence – 30%	Site Capacity Factor (20%)	91%	92.3%	200.0%
	Spring 2012 Outage Duration (≤ days) (4%)	32	31.58	120.8%
	Fall 2012 Outage Duration (≤ days) (4%)	32	34.375	31.3%
	Outage Milestones (Critical) (2%)	1	0	200.0%
Performance Improvement – 22.5%	Equipment Reliability Index (5%)	87	86	75.0%
	Corrective Action Program Scorecard (out of 6) (5%)	5	5	100.0%
	Site Clock Resets (Industrial Safety removed) (5%)	4	3	150.0%
	Site Operational Focus Indicator 6/30/11(out of 12) (7.5%)	10	12	200.0%
Overall Business Unit Incentive Result				148.3%

The performance measures listed above constitute all performance targets and actual results applicable to Messrs. Hatfield, Falck and Edington for 2012, with one exception.  Pursuant to the Operational Excellence measure that was applicable to our Corporate Resources business unit, 7.5% of Mr. Hatfield’s and Mr. Falck’s overall 2012 incentive target opportunity was based on performance of the Customer Service, Energy Delivery and Regulatory business unit and 7.5% of their overall 2012 incentive target opportunity was based on performance of the Fossil Generation business unit.  We have not provided the performance targets and actual results for these two business units because doing so would require more than two additional pages of disclosure covering another 35 performance measures, including 17 performance measures that were applicable to seven different Fossil Generation plants and Fossil engineering.  Only four of these measures were individually responsible for more than 1% of the overall 2012 incentive target opportunity for Messrs. Hatfield and Falck, and none of them were individually responsible for more than 1.875% of such opportunity.  The primary purpose of these measures was to determine annual incentive compensation for employees who were not executive officers, and they were merely incidental to the 2012 incentive target opportunity for Messrs. Hatfield and Falck.  Accordingly, while an individual measure might be material to our employees stationed at a particular Fossil Generation plant, they are not material to the compensation of any of our named executive officers.  Instead, the overall performance of our business units is a material factor in determining the compensation for Messrs. Hatfield and Falck.

We feel that since we have disclosed targets and actual results responsible for 100% of the overall 2012 incentive target opportunity for Messrs. Brandt, Robinson and Edington and 85% for Messrs. Hatfield and Falck, we have achieved the appropriate balance between addressing the Staff’s rightful concerns about disclosure of all material information and avoiding an information overload.  To the extent that we utilize a similar framework for our annual incentive plans in the future, we will include information in future proxy statements that is similar to the information in the tables above and consistent with the approach we have outlined in this response.

*                      *                      *

As requested in your letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of the matters discussed in this letter, please contact me at (602) 250-3252.

Very truly yours,

By:	/s/ David P. Falck
David P. Falck
Executive Vice President and
General Counsel

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